October 4, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549


Re:  CytoDyn, Inc.
     EIN: 75-3056237


Commissioners:

We were previously the principal accountants for CytoDyn, Inc., and we reported on the financial statements of CytoDyn, Inc. as of May 31, 2006 and 2005, and for the two years then ended. We have not provided any audit services to CytoDyn, Inc. since the audit of the May 31, 2006 financial statements. On October 3, 2006, we were notified of our dismissal as the principal accountants. We have read CytoDyn, Inc.'s statements, which we understand will be filed with the Commission pursuant to Item 4 of Form 8-K. We agree with the statements concerning our Firm in Item 4 of the Form 8-K. We have no basis on which to agree or disagree with other statements made in the Form 8-K.


Very truly yours,



/s/ Cordovano and Honeck LLP
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Cordovano and Honeck LLP